

May 2, 2013

<u>Via E-mail</u>
Mr. Frank Puissegur
Chief Financial Officer
American Commerce Solutions, Inc.
1400 Chamber Drive
Bartow, Florida 33830

      Re: **American Commerce Solutions, Inc.**
             Form 10-K for the Fiscal Year Ended February 29, 2012
             Filed May 25, 2012
             File No. 033-98682

Dear Mr. Puissegur:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                     Sincerely,

                     /s/ Brian Cascio

                     Brian Cascio
                     Accounting Branch Chief